UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

POLARITYTE, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

731094108
(CUSIP Number)

Michael Brauser
2650 N. Military Trail, Suite 300
Boca Raton, FL 33431
561.757.4098

With a Copy to:

Michael K. Coran, Esq.
Matthew M. McDonald, Esq.
Klehr Harrison Harvey Branzburg LLP
1835 Market Street, Suite 1400
Philadelphia, PA 19103
215.569.2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 12, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  X.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	731094108

1	NAMES OF REPORTING PERSONSI.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Michael Brauser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) X (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
X
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
464,005
	8	SHARED VOTING POWER
1,242,742
	9	SOLE DISPOSITIVE POWER
464,005
	10	SHARED DISPOSITIVE POWER
1,242,742
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,706,747(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.4% (based on 38,393,289 shares issued and outstanding as of March 31, 2020)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)
Includes 464,005 shares of common stock of the Issuer held by Michael Brauser, (ii) 591,945 shares of common stock held by Grander Holdings, Inc. 401K, (iii) 595,996 shares of common stock held by Michael & Betsy Brauser Tenants by Entirety (“TBE”), (iv) 14,533 shares of common stock held by Betsy & Michael Brauser Charitable Family Foundation, (v) 30,268 shares held by BSIG, LLC and (vi) 10,000 held by Greenstone Capital, LLC. Mr. Brauser is the trustee of Grander Holdings, Inc. 401K and Chairman of Betsy & Michael Brauser Charitable Family Foundation and in such capacities is deemed to hold voting and dispositive power over the securities held by such entities. Mr. Brauser is manager of BSIG, LLC and in such capacity is deemed to hold voting and dispositive power over the securities held by such entity. Mr. Brauser owns 90% of the membership interests in Greenstone Capital, LLC and in such capacity is deemed to hold indirect voting and dispositive power over the securities held by such entity. Mr. Brauser and his wife, Betsy Brauser, jointly hold the securities held by TBE. As a tenant by entirety with Mrs. Brauser, Mr. Brauser holds voting and dispositive power over the securities jointly held.

SCHEDULE 13D

CUSIP No.	731094108

1	NAMES OF REPORTING PERSONSI.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Michael & Betsy Brauser Tenants by Entirety
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) X (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
595,996
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
595,996
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
595,996 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6% (based on 38,393,289 shares issued and outstanding as of March 31, 2020)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)
Mr. Brauser and his wife, Betsy Brauser, jointly hold the securities held by Michael & Betsy Brauser Tenants by Entirety. As a tenant by entirety with Mrs. Brauser, Mr. Brauser holds voting and dispositive power over the securities jointly held.

SCHEDULE 13D

CUSIP No.	731094108

1	NAMES OF REPORTING PERSONSI.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Grander Holdings, Inc. 401K
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) X (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
591,945(1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
591,945(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
591,945(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.5% (based on 38,393,289 shares issued and outstanding as of March 31, 2020)
14	TYPE OF REPORTING PERSON (See Instructions)
EP

(1)
Mr. Brauser is the trustee of Grander Holdings, Inc. 401K and in such capacity is deemed to hold voting and dispositive power over the securities held by such entity.

SCHEDULE 13D

CUSIP No.	731094108

1	NAMES OF REPORTING PERSONSI.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Betsy & Michael Brauser Charitable Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) X (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
14,533 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
14,533 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,533 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.04% (based on 38,393,289 shares issued and outstanding as of March 31, 2020)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1)
Mr. Brauser is the Chairman of Betsy & Michael Brauser Charitable Family Foundation and in such capacity is deemed to hold voting and dispositive power over the securities held by such entity.

SCHEDULE 13D

CUSIP No.	731094108

1	NAMES OF REPORTING PERSONSI.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BSIG, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) X (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
30,268 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
30,268 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,268 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1% (based on 38,393,289 shares issued and outstanding as of March 31, 2020)
14	TYPE OF REPORTING PERSON (See Instructions)
IV

(1)
Michael Brauser is the manager of BSIG, LLC and in such capacity is deemed to hold voting and dispositive power over the securities held by such entity.

SCHEDULE 13D

CUSIP No.	731094108

1	NAMES OF REPORTING PERSONSI.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Greenstone Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) X (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
10,000 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
10,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.03% (based on 38,393,289 shares issued and outstanding as of March 31, 2020)
14	TYPE OF REPORTING PERSON (See Instructions)
IV

(2)
Michael Brauser owns 90% of the membership interests in Greenstone Capital, LLC and in such capacity is deemed to hold indirect voting and dispositive power over the securities held by such entity.

SCHEDULE 13D

CUSIP No.	731094108

1	NAMES OF REPORTING PERSONSI.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Peter T. Benz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) X (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
85,500
	8	SHARED VOTING POWER
132,499 (1)
	9	SOLE DISPOSITIVE POWER
85,500
	10	SHARED DISPOSITIVE POWER
132,499 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
217,999 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.6% (based on 38,393,289 shares issued and outstanding as of March 31, 2020)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)
Includes (i) 125,499 shares of common stock of the Issuer held by BiCoastal Consulting Corp. Defined Benefit Plan and (ii) 7,000 shares of common stock held by BiCoastal Consulting Corp 401-K. Mr. Benz is the trustee of both BiCoastal Consulting Corp. Defined Benefit Plan and BiCoastal Consulting Corp 401-K and is deemed to hold voting and dispositive power over the securities held by such entities.

SCHEDULE 13D

CUSIP No.	731094108

1	NAMES OF REPORTING PERSONSI.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BiCoastal Consulting Corp. Defined Benefit Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) X (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
125,499(1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
125,499(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
125,499(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3% (based on 38,393,289 shares issued and outstanding as of March 31, 2020)
14	TYPE OF REPORTING PERSON (See Instructions)
EP

(1)
Mr. Benz is the trustee of BiCoastal Consulting Corp. Defined Benefit Plan and in such capacity is deemed to hold voting and dispositive power over the securities held by such entity.

SCHEDULE 13D

CUSIP No.	731094108

1	NAMES OF REPORTING PERSONSI.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BiCoastal Consulting Corp 401-K
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) X (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
7,000 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
7,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.02% (based on 38,393,289 shares issued and outstanding as of March 31, 2020)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1)
Mr. Benz is the trustee of BiCoastal Consulting Corp 401-K and in such capacity is deemed to hold voting and dispositive power over the securities held by such entity.

Preamble

This Schedule 13D supersedes the Schedule 13G as last amended by Amendment No. 2 filed on February 21, 2019, filed by Michael Brauser. This Schedule 13D is being filed because Mr. Brauser may no longer qualify to file on Schedule 13G. See Item 4 below.

Item 1.
Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share of PolarityTE, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 123 Wright Brothers Drive, Salt Lake City, Utah 84116.

Item 2.
Identity and Background

(a), (f) This statement is being filed by:

(i)
Michael Brauser, a citizen of the United States of America (“Brauser”);

(ii)
Michael & Betsy Brauser Tenants by Entirety, citizens of the United States of America (“Brauser TBE”);

(iii)
Grander Holdings, Inc. 401K, a Florida employee benefit plan (“Grander Holdings”);

(iv)
Betsy & Michael Brauser Charitable Family Foundation, a Florida not for profit corporation (“Brauser Foundation”);

(v)
BSIG, LLC, a Florida limited liability company (“BSIG”);

(vi)
Greenstone Capital, LLC, a Florida limited liability company (“Greenstone” and together with Brauser, Brauser TBE, Grander Holdings, Brauser Foundation and BSIG, the “Brauser Entities”);

(vii)
Peter T. Benz, a citizen of the United States of America (“Benz”);

(viii)
BiCoastal Consulting Corp. Defined Benefit Plan, a New Jersey employee benefit plan (“BiCoastal Benefit Plan”); and

(ix)
BiCoastal Consulting Corp 401-K a New Jersey employee benefit plan (“BiCoastal 401-K” and together with Benz and BiCoastal Benefit Plan, the “Benz Entities”).

The Brauser Entities and the Benz Entities are collectively referred to as the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated as of May 18, 2020, a copy of which is attached hereto as Exhibit 99.1

(b)

(i)
The address of the principal business and principal office of the Brauser Entities is 2650 N Military Trail, Suite 300, Boca Raton, FL 33431.

(ii)
The address of the principal business and principal office of the Benz Entities is 1705 Floribunda Ave., Hillsborough CA 94010.

(c)

(i)
The principal occupation of Brauser and Brauser TBE is investor;

(ii)
Grander Holdings’ principal business is serving as an employment benefit plan for its participants;

(iii)
Brauser Foundation’s principal business is supporting various charitable organizations;

(iv)
BSIG’s principal business is serving as an investment company;

(v)
Greenstone’s principal business is serving as an investment company;

(vi)
The principal occupation of Benz is investor;

(vii)
BiCoastal Benefit Plan’s principal business is serving as an employment benefit plan for its participants; and

(viii)
BiCoastal 401-K’s principal business is serving as a retirement fund for its participants.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

SEC Settlement

On September 7, 2018, the SEC filed a complaint that named, among others, Mr. Brauser, as well as certain companies including Grander Holdings Inc., as defendants. The complaint, which was amended in March 2019, alleged that the defendants had engaged in activity designed to artificially boost the stock price of three microcap public companies and then profit by selling their shares at the increased prices. On March 6, 2020, a final judgment (the “Final Judgment”) was entered by the U.S. District Court for the Southern District of New York in such matter with respect to Brauser. Under the terms of the Final Judgment, Brauser agreed to comply with and maintain certain investment and disclosure practices, including (i) compliance with Section 10(b) of the Securities Act of 1934 (the “Exchange Act”) and Rule 10b-5 promulgated thereunder, (ii) compliance with Sections 5 and 17(a) of the Securities Act of 1933 (the “Securities Act”) in the offer or sale of any security by the use of any means or instruments of transportation or communication in interstate commerce, (iii) timely filings in accordance with Section 13(d) of the Exchange Act, and (iv) restrictions limiting investment activities involving penny stock, subject to certain exceptions and as provided in Rule 3a51-1 of the Exchange Act. In addition, as part of the Final Judgment, Brauser agreed to pay disgorgement, prejudgment interest and civil penalties totaling $1,175,176.

Other than as described above, during the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.
Source and Amount of Funds or Other Considerations

Mr. Brauser received 154,166 shares of common stock of the Issuer pursuant to two Restricted Stock Unit (“RSU”) agreements with the Company, where there was a vesting schedule and no consideration was given. The additional securities owned by the Brauser Entities were purchased with personal funds or working capital.

All securities owned by the Benz Entities were purchased with his personal funds.

Item 4.
Purpose of Transaction

The Reporting Persons intend to engage in discussions with the Issuer and the Issuer’s management and board of directors, other stockholders of the Issuer and other persons that may relate to governance and board composition, management, operations, business, assets, capitalization, financial condition, strategic plans and the future of the Issuer. The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer and Issuer’s management and the board of directors, other stockholders of the Issuer and other persons.

Each such action may be subject to, and depend upon, a variety of factors, including (i) current and anticipated trading prices and the expected value of common stock of the Issuer, (ii) the Issuer’s financial condition and position, results of operations, plans, prospects and strategies, (iii) general industry conditions, (iv) the availability, form and terms of financing and other investment and business opportunities, (v) general stock market and economic conditions, (vi) tax considerations and (vii) other factors. Each action described herein may be effected, made or taken, as applicable, at any time and/or from time to time without prior notice. Although the actions described herein reflect the plans presently contemplated by the Reporting Persons with respect to the Issuer, each such plan is subject to change at any time and from time to time dependent upon contingencies and assumed and speculative conditions and other factors, including actions taken by the Issuer, the Issuer’s board of directors, other security holders of the Issuer and other parties and the outcome of the discussions, communications, transactions and other actions described herein. There can be no assurance that any such plan will be consummated or pursued or result in any transaction described herein or other transaction or that any action contemplated by any such plan (or any similar action) will be taken.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. The Brauser Entities and the Benz Entities intend to consult with each other in connection with their respective investments in common stock of the Issuer as described in Item 6 below.

Item 5.
Interest in Securities of the Issuer

(a)
As of May 12, 2020, the Reporting Persons beneficially owned an aggregate of 1,924,746 shares of common stock of the Issuer, representing approximately 5% of the issued and outstanding shares of common stock of the Issuer (based on 38,393,289 shares issued and outstanding as of March 31, 2020).

Michael Brauser beneficially owns, together with all affiliates, an aggregate of 1,706,747 shares of common stock of the Issuer, representing approximately 4.4% of the issued and outstanding shares of common stock of the Issuer (based on 38,393,289 shares issued and outstanding as of March 31, 2020).

Peter Benz beneficially owns, together with all affiliates, an aggregate of 217,999 shares of common stock of the Issuer, representing approximately 0.6% of the issued and outstanding shares of common stock of the Issuer (based on 38,393,289 shares issued and outstanding as of March 31, 2020).

(b)

(i)

Michael Brauser may be deemed to hold sole voting and dispositive power over 464,005 shares of common stock of the Issuer.

Michael Brauser may be deemed to hold shared voting and dispositive power over 1,242,742 shares of common stock of the Issuer. This beneficial ownership includes 591,945 shares of common stock held by Grander Holdings, 14,533 shares of common stock held by Brauser Foundation, 30,268 shares of common stock held by BSIG and 10,000 shares of common stock held by Greenstone Capital. Mr. Brauser is the trustee of Grander Holdings and Chairman of Brauser Foundation and in such capacities is deemed to hold shared voting and dispositive power over the securities held by such entities. Mr. Brauser is manager of BSIG and in such capacity is deemed to hold voting and dispositive power over the securities held by such entity. Mr. Brauser owns 90% of the membership interests in Greenstone Capital and in such capacity is deemed to hold indirect voting and dispositive power over the securities held by such entity. This beneficial ownership also includes 595,996 shares of common stock held by Michael & Betsy Brauser Tenants by Entirety. Mr. Brauser and his wife, Betsy Brauser, jointly hold the securities held by Brauser TBE. As a tenant by entirety with Mrs. Brauser, Mr. Brauser holds voting and dispositive power over the securities jointly held.

Certain entities affiliated with Mr. Brauser also hold shares of common stock of the Issuer. Brauser Family Trust 2008 owns 8,333 shares of common stock and DBGJ Irrevocable Trust owns 14,200 shares of common stock. Both trusts are irrevocable and do not have Mr. Brauser as the trustee. Brauser Enterprises, LLC, in which Mr. Brauser holds a 33% ownership interest and is not the manager, holds 150,000 shares of common stock. Mr. Brauser expressly disclaims beneficial ownership of the Issuer’s common stock owned by such entities.

(ii)

Peter Benz may be deemed to hold sole voting and dispositive power over 85,500 shares of common stock of the Issuer (which shares are held by Peter Benz).

Peter Benz may be deemed to hold shared voting and dispositive power over 132,499 shares of common stock of the Issuer. This beneficial ownership includes 125,499 shares held by BiCoastal Benefit Plan and 7,000 shares held by BiCoastal 401-K. Mr. Benz is a trustee of BiCoastal Benefit Plan and BiCoastal 401-K and in such capacity is deemed to hold voting and dispositive power over the securities held by such entities.

(c)
On March 23, 2020, Michael Brauser, on behalf of the Betsy & Michael Brauser Charitable Family Foundation, Inc. sold 5,000 shares of common stock of the Issuer in the open market at $1.0101 per share.

(d)
To the best knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the 1,924,746 shares of common stock of the Issuer owned by the Reporting Persons.

(e)
Michael Brauser ceased to be a beneficial owner of more than five percent of the class of securities on February 14, 2020.

Item 6.
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 12, 2020, the Reporting Persons agreed to act in concert solely for the purpose of engaging in discussions with the Issuer and the Issuer’s management and board of directors, other stockholders of the Issuer and other persons as described in Item 4 above. Based on the foregoing, the Reporting Persons have formed a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. However, (i) The Brauser Entities expressly disclaim beneficial ownership of the Issuer’s common stock owned by the Benz Entities and (ii) the Benz Entities expressly disclaim beneficial ownership of the Issuer’s common stock owned by the Brauser Entities. Both of the Brauser Entities and the Benz Entities, in accordance with their fiduciary duties, expressly retain the sole voting and investment power of the Issuer’s common stock owned by their respective entities, as applicable.

Except as described herein, none of the Reporting Persons have any contracts, agreements, understandings or relationships (legal or otherwise) with respect to any of the Issuer’s common stock.

Item 7.
Material to Be Filed as Exhibits

Exhibit 99.1
Joint Filing Agreement, dated as of May 18, 2020, among Michael Brauser, Betsy & Michael Brauser Tenants by Entirety, Grander Holdings, Inc. 401K, Betsey & Michael Brauser Charitable Family Foundation, BSIG, LLC, Greenstone Capital, LLC, Peter Benz, BiCoastal Consulting Corp. Defined Benefit Plan and BiCoastal Consulting Corp 401-K.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 18, 2020

/s/ Michael Brauser
Michael Brauser, individually

BETSY & MICHAEL BRAUSER
TENANTS BY ENTIRETY

By: /s/ Michael Brauser
Name: Michael Brauser

By:  /s/ Betsy Brauser
Name: Betsy Brauser

GRANDER HOLDINGS, INC. 401K

By:  /s/ Michael Brauser
Name: Michael Brauser
Title: Trustee

BETSY & MICHAEL BRAUSER
CHARITABLE FAMILY FOUNDATION

By: /s/ Michael Brauser
Name: Michael Brauser
Title: Director

BSIG, LLC

By:  /s/ Michael Brauser
Name: Michael Brauser
Title: Manager

GREENSTONE CAPITAL, LLC

By:  /s/ Benjamin Brauser
Name: Benjamin Brauser
Title: Manager

/s/ Peter T. Benz
Peter T. Benz, individually

BICOASTAL CONSULTING CORP.
DEFINED BENEFIT PLAN

By: /s/ Peter T. Benz
Name: Peter T. Benz
Title: Trustee

BICOASTAL CONSULTING CORP 401-K

By:  /s/ Peter T. Benz
Name: Peter T. Benz
Title: Trustee

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).